YONGYE INTERNATIONAL, INC.
6 th Floor, Suite 608 Xue Yuan International Tower,
No. 1 Zhichun Road, Haidian District,
Beijing, PRC
(8610) 8232-8866

VIA EDGAR

November 9, 2009

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Yongye International, Inc.
Amendment No. 3 to Registration Statement on Form S-3
Filed October 20, 2009
File No. 333-159892

Form 10-K/A for the Year Ended December 31, 2008
Filed October 20, 2009
File No. 001-34444

Dear Ms. Ravitz:

Yongye International, Inc. (f/k/a Yongye Biotechnology International, Inc.), a Nevada corporation (the “Company”), hereby provides responses to comments issued on November 5, 2009 regarding our Registration Statement on Form S-3 and Amendment to Annual Report on Form 10-K/A (the “Staff’s Letter”). Contemporaneous with this submission we are filing a complete copy of an amended Registration Statement on Form S-3 (the “Amended S-3”), an amended Form 10-K/A (the “Amended 10-K”) and four amended Form 10-Q’s (the “Amended 10-Q’s”) through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) reflecting our below responses.

By hand delivery, we are furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amended S-3, Amended 10-K and Amended 10-Q’s.

In order to facilitate your review of the Amended S-3 and the Amended 10-K, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amended S-3 or Amended 10-K, as the case may be.

Securities and Exchange Commission
November 9, 2009

Our responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Registration Statement

The Offering, page 6

1.
Your disclosure here and throughout discusses the shares underlying the warrants as not presently outstanding. We note your title "Common stock equivalents presently outstanding," for example. Please revise to reflect that the selling shareholders are offering for sale 25,843,050 shares and to show those shares as currently held by the selling shareholders, since we would consider them to be beneficially owned if the warrants are exercisable within 60 days.

Company Response:

Changes in response to the Staff's comments have been made to the disclosure on page 6 in the Amended S-3. In addition, as a result of the exercise of warrants and sales of shares of common stock pursuant to Rule 144 since the original filing of the Registration Statement, both the total number of shares being offered and the number of shares underlying currently outstanding warrants have been updated.

2.
We note your disclosure that “[w]e believe that the conditions required to be met for 2,000,000 of such Escrow Shares have been satisfied as of October 16, 2009 and intend to file any required post-effective amendment necessary to deregister the offer and sale of such Escrow Shares hereunder once they have been returned to Full Alliance International Limited," and your response to our prior comment number 31. We do not understand the purpose of registering shares that you intend to deregister prior to their sale hereunder. Please advise.

Company Response:

As the release of the Escrow Shares requires the coordination of instructions from a number of parties to the escrow agent – a process which has been commenced but is not complete as of this date – the Company is not sure when such shares will be released or if there will be any further waivers or other negotiations required in connection with their release from escrow.  As a result, the prudent approach (in view of the impending deadline for effectiveness of the Registration Statement) appeared to be to register such Escrow Shares for resale, thereby fulfilling its obligations to the investors, and then to deregister them upon release of escrow back to Full Alliance.

Securities and Exchange Commission
November 9, 2009

3.
Please also explain how the other 2,000,000 September escrow shares are "fully paid" if achievement of certain net income and fully diluted earnings per share targets for the year ended December 31, 2009 has not yet occurred.

Company Response:

The Escrow Shares are fully paid for Nevada corporate law purposes, in that the par value of such shares was paid upon their original issuance to Full Alliance.  While conditions to their release from escrow may not have been satisfied yet, that does not affect their status as fully paid and non-assessable for corporate law purposes.

Description of Business, page 20

4.	Revise to delete the final sentence of the first paragraph on page 20, as these claims are not substantiated, or revise to reflect that the statements represent management's belief.

Company Response:

Changes in response to the Staff's comments have been made to the disclosure on page 20 in the Amended S-3.

5.
Refer to the second paragraph on page 21. We do not understand what relevance the gender of a farmer has on the conclusions drawn about fanning methods. Please advise. Also, please provide a copy of the referenced FAO report.

Company Response:

The disclosure concerning the farmer has been made gender neutral as the conclusions drawn are not gender specific. A copy of the FAO report is being provided supplementally for the Staff’s review.

Liquidity and Capital Resources, page 27

6.
Refer to prior comment 19. We note that your operating cash flow discussion in Amendment #1 to Form 10-Q for the quarterly period ended June 30, 2009 merely recites changes in line items reported in the statement of cash flows. Please confirm that in future filings you will continue address material changes in the underlying drivers in terms of cash, similar to your discussion in Amendment #1 to Form 10-K for the fiscal year ended December 31, 2008.

Company Response:

We confirm that in future filings we will continue to address material changes in the underlying drivers in terms of cash, similar to the discussion in Amendment #1 to the Form 10-K for the fiscal year ended December 31, 2008.

Selling Stockholders, page 45

Securities and Exchange Commission
November 9, 2009

7.
We note your response to our prior comment number 33; however, your revised disclosure no longer explains the "Make Good Escrow." Please be advised that you must include sufficient disclosure within the body of your registration statement to make clear the other disclosure therein. Please revise to explain the Make Good Escrow agreement and the provisions related to the September escrow shares.

Company Response:

Changes in response to the Staff's comments have been made to the disclosure on page 46 in the Amended S-3.

Exhibit 5.1

8.
Refer to assumption (f) in the second paragraph of the opinion. We view the company's due authorization, execution and delivery of documents to be fundamental to the legal opinion and may not be assumed away.

Company Response:

Changes in response to the Staff's comments have been made to the opinion of Lewis and Roca LLP filed as Exhibit 5.1 to the Amended S-3 regarding the assumption of corporate authorization.  Lewis and Roca has informed us, however, that as execution and delivery are issues governed by the law of the jurisdiction of the contract, accordingly in their view such issues are properly matters to be assumed by Nevada counsel.

9.	Please delete assumption (h) as it forms the basis of counsel's opinion.

Company Response:

Changes in response to the Staff's comments have been made to the opinion of Lewis and Roca LLP filed as Exhibit 5.1 to the Amended S-3. Lewis and Roca has deleted the former assumption (h).

10.	Please have counsel explain the need for the penultimate paragraph on page 2 of the opinion as it would appear to impact counsel's opinion that the shares are fully paid and non-assessable.

Company Response:

Lewis and Roca has deleted the former penultimate paragraph on page 2 of the opinion. Please see Exhibit 5.1 to the Amended S-3.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008 Consolidated Statements of Income, page F-4

Securities and Exchange Commission
November 9, 2009

11.
Refer to prior comment 34. We note your response that the disclosure in the amended Form 10-K has been revised, however, the disclosure appears to be unchanged. Therefore we reissue our comment.  Please remove the computation of net income per share for fiscal 2007 as this appears to be a pro forma calculation.

Company Response:

Changes in response to the Staff's comments have been made to the disclosure on page F-4 in the Amended 10-K.

Accounts receivable and Bad Debt Reserve,page F-11

12.
Refer to prior comment 36. Please tell us in greater detail why these allowance percentages and corresponding periods outstanding were selected and why you believe they are appropriate. For example, why does a receivable becoming outstanding for two years trigger an increase in the related allowance and why is fifty percent an appropriate percentage in that circumstance. Please be detailed in your response.

Company Response:  Changes in response to the Staff's comments have been made to the disclosure on page F-12 in the Amended 10-K.

Item 9A: Controls and procedures

13.
We note that you did not provide the evaluation of disclosure controls and procedures in the amended Form 10-K and amended Forms 10-Q. Please amend your filings to provide the required evaluation of disclosure controls and procedures. In addition, please describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the Company's disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatements, describe the basis for the officers' conclusions.

Company Response:  Management has re-evaluated the conclusions reached in the disclosure previously contained in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the relevant periods and their conclusions regarding the lack of effectiveness of our disclosure controls and procedures are contained in the Amended Form 10-K and Amended Form 10-Q’s.

Securities and Exchange Commission
November 9, 2009

Management’s Report on Internal control over Financial Reporting

14.
We note that you did not provide management's report on internal control over financial reporting in the amended Form 10-K. Please amend your Form 10-K to provide the required management's report on internal control over financial reporting. In addition, please note that the occurrence of a restatement of previously issued financial statements to correct errors is a strong indicator that material weaknesses in internal controls exist.

Company Response:  In response to the Staff's comments, we have added such disclosure in the Amended 10-K.

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Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at 011-8610-8232-8866 x8880.

(Signature page follows.)

Sincerely,

/s/ Zishen Wu
Zishen Wu